UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Birks Group Inc.

(Name of Issuer)

Class A Voting Shares.

(Title of Class of Securities)

09088U109

(CUSIP Number)

Paulus C.G. van Duuren

Aan de Zoom 88, 1422 ME Uithoorm, The Netherlands

31 (0) 20 540 89 89

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09088U109	Page	2	of	22

1	NAMES OF REPORTING PERSONS MONTROVEST B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 8,846,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 8,846,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	3	of	22

1	NAMES OF REPORTING PERSONS THE GRANDE ROUSSE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 13,646,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 13,646,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,646,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	09088U109	Page	4	of	22

1	NAMES OF REPORTING PERSONS ROHAN PRIVATE TRUST COMPANY LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	5	of	22

1	NAMES OF REPORTING PERSONS MERITUS TRUST COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 13,646,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 13,646,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,646,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	6	of	22

1	NAMES OF REPORTING PERSONS MONTEL SÀRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 8,846,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 8,846,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	7	of	22

1	NAMES OF REPORTING PERSONS MANGROVE HOLDING S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 4,800,000
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 4,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	8	of	22

1	NAMES OF REPORTING PERSONS Confido Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 13,646,692
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 13,646,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,646,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	09088U109	Page	9	of	22

Explanatory Note:

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on January 14, 2013, as amended by Amendment 1 filed on December 22, 2015, by Montrovest B.V., a corporation incorporated under the laws of the Netherlands, The Grande Rousse Trust, a trust established under the laws of Bermuda, Rohan Private Trust Company Ltd, a corporation incorporated under the laws of Bermuda, Montel Sàrl, a limited liability company organized under the laws of Luxembourg and Mangrove Holding S.A., a corporation incorporated under the laws of Switzerland (the “Schedule 13D”).

On December 21, 2017, Rohan Private Trust Company Limited as trustee of The Grande Rousse Trust resigned, as trustee, and Meritus Trust Company Limited, a limited company incorporated under the laws of Bermuda, was appointed as trustee of The Grande Rousse Trust by Confido Limited, the protector of The Grande Rousse Trust. Confido Limited is a limited company incorporated under the laws of Bermuda and, as protector, has the power to remove the trustee and appoint a new or additional trustee of The Grande Rousse Trust. In February 2018, Montel Sàrl (formerly known as Montel N.V.) changed its jurisdiction of domicile from Curaçao to Luxembourg. As a result of the change in domicile, the entity’s legal name is now Montel Sàrl.

Unless otherwise indicated herein, the information set forth in the Schedule 13D remains unchanged. Each capitalized term used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to such term in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D relates to Class A Voting Shares (“Class A Shares”) issued by Birks Group Inc., a Canadian corporation (“Birks”). The principal executive office of Birks is located at 2020 Robert-Bourassa Blvd., Suite 200, Montreal, Québec H3A 2A5 CANADA.

Item 2.	Identity & Background

Item 2 is deleted in its entirety and replaced with the following text:

Montrovest B.V. (“Montrovest”) is a private limited company incorporated under the laws of the Netherlands whose principal business address and principal office address is Herikerbergweg 238, Luna ArenA, 1101CM Amsterdam Zuidoost. The principal business of Montrovest is a holding company.

Montel Sàrl (“Montel”) is a limited liability company organized under the laws of Luxembourg, whose principal business address and principal office address is 44 rue de Strasbourg, L-2560 Luxembourg. The principal business of Montel is to be a holding and investment company. Montel is the sole shareholder of Montrovest. The Grande Rousse Trust is the sole shareholder of Montel.

Mangrove Holding S.A. (“Mangrove”) is a corporation incorporated under the laws of Switzerland whose principal business address and principal office address is 4 rue du Temple-Neuf, 2000 Neuchâtel, Switzerland. The principal business of Mangrove is to be a holding company. The Grande Rousse Trust is the sole shareholder of Mangrove.

The Grande Rousse Trust is a trust established under the laws of Bermuda whose principal business address and principal office address is 19 Par-La-Ville Road, 1st Floor, Hamilton, Bermuda HM11. Meritus is the trustee of The Grande Rousse Trust. Confido (defined below) is the protector of The Grande Rousse Trust. The Grande Rousse Trust was established for the principal purpose of holding and preserving assets for the benefit of discretionary beneficiaries. The Grande Rousse Trust is the sole shareholder of Montel and of Mangrove.

CUSIP No.	09088U109	Page	10	of	22

Rohan Private Trust Company Ltd (“Rohan”) is a limited company incorporated under the laws of Bermuda whose principal business address and principal office address is c/o Meritus Trust Company Limited, 19 Par-la-Ville Road, 1st Floor Hamilton HM11, Bermuda. Rohan’s principal business was to act as trustee of The Grande Rousse Trust. Rohan ceased to be the trustee of The Grande Rousse Trust on December 21, 2017. Accordingly, Rohan is no longer included as a Reporting Person in the Schedule 13D.

Meritus Trust Company Limited (“Meritus”) is a limited company incorporated under the laws of Bermuda whose principal business address and principal office address is 19 Par-La-Ville Road, 1st Floor, Hamilton, HM11, Bermuda. Meritus is licensed to conduct trust business by the Bermuda Monetary Authority, and its principal business is to provide trust and fiduciary services.

Confido Limited (“Confido,” collectively with Montrovest, Montel, Mangrove, The Grande Rousse Trust, and Meritus, the “Reporting Persons”) is a limited company incorporated under the laws of Bermuda whose principal business address is 19 Par-la-Ville Road, 1st Floor, Hamilton Bermuda. Confido’s principal business is to act as protector of The Grande Rousse Trust. Confido has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido may be deemed to have beneficial ownership of the Class A Shares.

During the last five years, none of the Reporting Persons or their respective executive officers, directors and control persons, have been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons or their respective executive officers, directors and control persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No.	09088U109	Page	11	of	22

The executive officers, directors and control persons of Montrovest are:

Name and Address	Position	Citizenship
Paulus Cornelis Gerhardus van Duuren Aan de Zoom 88 1422 ME Uithoorn The Netherlands	Director	Dutch

Floris de Ruiter Lijsterstraat 4 3514 TD Utrecht The Netherlands	Director	Dutch

Davide Barberis Canonico Via Useglio 29, 13060 Roasio Italy	Supervisory Board member	Italian

Jan Mathijs Gerardus van Overbruggen Hoogstraat 25 2851 BE Haastrecht The Netherlands	Supervisory Board member	Dutch

Antonie Jan de Ruiter Spoorsingel 11 2871 TT Schoonhoven The Netherlands	Supervisory Board member	Dutch

The executive officers, directors and control persons of Montel are:

Name and Address	Position	Citizenship
Etienne Biren 1, rue Jean-Pierre Brasseur, L-1258 Luxembourg	Manager	Belgian

Mark Vrijhoef 1, rue Jean-Pierre Brasseur, L-1258 Luxembourg	Manager	Dutch

Anthony Audia 1, rue Jean-Pierre Brasseur, L-1258 Luxembourg	Manager	French

The executive officers, directors and control persons of Mangrove are:

Name and Address	Position	Citizenship
Christian Reiser 15, Chemin de la Retuelle 1252 Meinier, Geneva Switzerland	Director	Swiss

CUSIP No.	09088U109	Page	12	of	22

The executive officers, directors and control persons of Meritus are:

Name and Address	Position	Citizenship
Dorothy Gazzard Garden Grove 11 Melissa Lane, Warwick WK03 Bermuda	Director	Canadian

Barbara Patterson Palm Vale 4 Fairyland Lane, Pembroke HM05 Bermuda	Director	Canadian

Allan Wiekenkamp 409 Belmonte PL Nanaimo BC V9T 5A1 Canada	Director	Canadian

Michelle Wolfe Harbour Gardens 2 Harbour Road Paget PG 01 Bermuda	Director	Canadian

The executive officers, directors and control persons of Confido are:

Name and Address	Position	Citizenship
Peter O’Brien Redpath Court Montreal, Quebec H3G 1E1 Canada	Director	Canadian

Mary Jane Gutteridge Coral Ridge 11 Melville Road Devonshire DV05 Bermuda	Director	Bermudian

Domingo Sugranyes Bickel Marqués de Urquijo 10 007 centro Madrid 28008 Spain	Director	Spanish

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a) – (b)

Montrovest beneficially owns 8,846,692 Class A Shares, representing 49.26% of the outstanding Class A Shares. The Class A Shares beneficially owned by Montrovest represent 3,717,970 Class B Shares (the “Class B Shares”) convertible into 3,717,970 Class A Shares directly owned by Montrovest and 5,128,722 Class A Shares directly owned by Montrovest. The Class B Shares entitle the holder to ten votes for each Class B Share held and each Class B Share is convertible into one Class A Share.

CUSIP No.	09088U109	Page	13	of	22

Item 5.	Interest in Securities of the Issuer

As the sole shareholder of Montrovest, Montel is deemed to beneficially own the 8,846,692 Class A Shares beneficially owned by Montrovest, representing 49.26% of the outstanding Class A Shares.

Mangrove beneficially owns 4,800,000 Class A Shares, representing 26.72% of the outstanding Class A Shares. The Class A Shares beneficially owned by Mangrove represent 4,000,000 Class B Shares convertible into 4,000,000 Class A Shares directly owned by Mangrove and 800,000 Class A Shares directly owned by Mangrove. The Class B Shares entitle the holder to ten votes for each Class B Share held and each Class B Share is convertible into one Class A Share.

Meritus, as trustee of The Grande Rousse Trust, owns 100% of Montel and 100% of Mangrove and indirectly 100% of the shares of Montrovest and, as a result, the Class A Shares and Class B Shares held by Montrovest and Mangrove are deemed to be beneficially owned by The Grande Rousse Trust. The 13,646,692 Class A Shares beneficially owned by The Grande Rousse Trust represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and Mangrove and 5,928,722 Class A Shares directly owned by Montrovest and Mangrove, representing 75.98% of the outstanding Class A Shares.

On December 21, 2017, Meritus replaced Rohan as the trustee of The Grande Rousse Trust. As a result, Rohan is no longer deemed to beneficially own shares of Birks.

As the trustee of The Grande Rousse Trust, Meritus is deemed to beneficially own the 13,646,692 Class A Shares beneficially owned by The Grande Rousse Trust. The Class A Shares beneficially owned by Meritus represent 7,717,970 Class B Shares convertible into 7,717,970 Class A Shares directly owned by Montrovest and Mangrove and 5,928,722 Class A Shares directly owned by Montrovest and Mangrove, representing 75.98% of the Class A Shares.

Confido has the power to remove the trustee of The Grande Rousse Trust. As a result, Confido may be deemed to have beneficial ownership of the shares of Class A Shares held by Mangrove or Montrovest. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Confido is the beneficial owner of the shares of Class A Shares held by Mangrove or Montrovest for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Confido disclaims beneficial ownership of such shares.

None of the officers, directors and control persons of Montrovest, Montel, Mangrove, Confido and Meritus holds Class A Shares or Class B Shares.

The number of Class A Shares as to which each of Montrovest, The Grande Rousse Trust, Meritus, Montel, Confido and Mangrove have sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c)

Except as described in this Amendment No. 2, no other transactions involving the securities of Birks were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons.

(d)

No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

CUSIP No.	09088U109	Page	14	of	22

(e)

As a result of the change in trustee, Rohan ceased to be the beneficial owner of more than 5% of the class of securities of Birks on December 21, 2017. The filing of this Amendment No. 2 constitutes an exit filing for Rohan.

Item 7.	Materials to be Filed as Exhibits

1.	Agreement Concerning Joint Filing of Schedule 13D, as amended, dated as of May 11, 2018, among Montrovest B.V., The Grande Rousse Trust, Meritus Trust Company Limited, Rohan Private Trust Company Ltd, Montel Sàrl, Mangrove Holding S.A. and Confido Limited

CUSIP No.	09088U109	Page	15	of	22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018	Montrovest B.V.

	By:	/s/ Paulus C. G. van Duuren
	Name:	Paulus C.G. van Duuren
	Title:	Managing Director

	By:	/s/ Floris De Ruiter
	Name:	Floris De Ruiter
	Title:	Managing Director

CUSIP No.	09088U109	Page	16	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11 , 2018	Meritus Trust Company Limited As Trustee of The Grande Rousse Trust

	By:	/s/ Dorothy Gazzard
	Name:	Dorothy Gazzard
	Title:	Director

	By:	/s/ Barbara Patterson
	Name:	Barbara Patterson
	Title:	Director

CUSIP No.	09088U109	Page	17	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11 , 2018	Meritus Trust Company Limited

	By:	/s/ Dorothy Gazzard
	Name:	Dorothy Gazzard
	Title:	Director

	By:	/s/ Barbara Patterson
	Name:	Barbara Patterson
	Title:	Director

CUSIP No.	09088U109	Page	18	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11 , 2018	Montel Sàrl

	By:	/s/ Etienne Biren
	Name:	Etienne Biren
	Title:	Manager

	By:	/s/ Mark Vrijhoef
	Name:	Mark Vrijhoef
	Title:	Manager

CUSIP No.	09088U109	Page	19	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11 , 2018	Mangrove Holding S.A.

	By:	/s/ Christian Reiser
	Name:	Christian Reiser
	Title:	Director

CUSIP No.	09088U109	Page	20	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11 , 2018	Confido Limited

	By:	/s/ Mary Jane Gutteridge
	Name:	Mary Jane Gutteridge
	Title:	Director

CUSIP No.	09088U109	Page	21	of	22

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018	Rohan Private Trust Company Ltd

	By:	/s/ Michelle Wolfe and Mary Jane Gutteridge
	Name:	Michelle Wolfe and Mary Jane Gutteridge
	Title:	Directors

CUSIP No.	09088U109	Page	22	of	22

Exhibit Index

Exhibit No.	Description

Exhibit 1	Agreement Concerning Joint Filing of Schedule 13D, as amended, dated as of May 11, 2018 among Montrovest B.V., The Grande Rousse Trust, Meritus Trust Company Limited, Rohan Private Trust Company Ltd, Montel Sàrl, Mangrove Holding S.A. and Confido Limited.